Mail Stop 4628
                                                           August 24, 2018

Via E-Mail
Mark W. Smith
Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave., Suite 1400
Tulsa, Oklahoma 74119

       Re:    Helmerich & Payne, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2017
              Response Dated July 23, 2018
              File No. 001-04221

Dear Mr. Smith:

       We have reviewed your July 23, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our June 22, 2018 letter.

Form 10-K for Fiscal Year Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies and Estimates, page 41

Impairment of Long-lived Assets and Finite-lived Intangibles, page 41

1. Based on the information provided in your responses to prior comments 2 and 3, it appears that the estimates and assumptions made in connection with the impairment recoverability test for your Domestic FlexRig 4 asset group may be material due to the levels of subjectivity and judgment associated with the estimates and assumptions, the susceptibility of such matters to change, and the impact of the estimates and assumptions on your financial condition or operating performance. Accordingly, additional disclosure regarding
 Mark W. Smith
Helmerich & Payne, Inc.
August 24, 2018
Page 2

       estimates and assumptions, such as those related to rig utilization levels and rig margins, may be necessary to comply with the requirements of Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty. Additional guidance appears in
       Section V of Release 33-8350, which states that MD&A should address the material implications of uncertainties associated with the methods, assumptions, and estimates underlying critical accounting measurements.

       Examples of additional disclosures include:

           The carrying value of the assets subject to impairment testing;

           A description of the methods and key assumptions used and how the key assumptions were determined;

           A discussion of the degree of uncertainty associated with the key assumptions; and,

           A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

       You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Kimberly
Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.


                                                            Sincerely,

                                                            /s/ Brad Skinner
for

                                                            Ethan Horowitz
                                                            Accounting Branch
Chief
                                                            Office of Natural
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